August 23, 2011

VIA EDGAR

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:

Intermountain Community Bancorp

Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2010

Filed March 4, 2011 and April 26, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 12, 2011

File No. 000-50667

Dear Mr. Webb:

This will confirm the telephone conversation of this date among Mr. David Lin of the Staff, Doug Wright, Chief Financial Officer of Intermountain and myself, as counsel for the Company. During the conversation, Mr. Lin advised that it was acceptable for Intermountain to extend the response date to your comment letter until Friday, September 16, 2011 due to Intermountain’s pending significant recapitalization.

Thank you for your assistance in this matter. Please feel free to call me directly at 206-340-9648 if you have any questions.

Sincerely,

GRAHAM & DUNN PC

/s/ Stephen M. Klein

Stephen M. Klein

SMK/sab

cc:	Mr. David Lin (via email) Mr. Doug Wright (via email)

Pier 70

2801 Alaskan Way ~ Suite 300

Seattle WA 98121-1128

Tel 206.624.8300

Fax 206.340.9599

www.grahamdunn.com